UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2005



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  October 17, 2005

In the District Court of Tel-Aviv - Jaffa



                NOTICE OF THE CONVENING OF A NOTEHOLDERS' MEETING



Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd. (the "Company")

Private company number: 51-224430-2

15 Hamelacha St. Rosh Haayin



By the representative Fischer Behar Chen & Co Advocates

3 Daniel Frisch St, Tel Aviv 64731

Tel: 972-3-6944111 Fax: 972-3-6091116



Pursuant to the decision of the District Court of Tel Aviv-Jaffa (Case No. 1985/05) dated October 11, 2005 ordering the convening of a meeting (the "Meeting") of the holders (the "Noteholders") of the Senior Subordinated Discount Notes, Series B, due 2007 (the "Notes") which the Company had issued in the United States, for the purpose of approving a plan under Section 350 of the Israeli Companies Law (5579-1999) (the "Plan"), we hereby provide notice of the convening of the Meeting as follows:

The Meeting shall take place at the Company's Office located at 15 Hamelacha St. Rosh Haayin, Israel on November 22, 2005 at 5 p.m. Israel time.

A copy of the proposed Plan, a consent/objection form for such Plan, a proxy form for voting at the Meeting and additional documents will be distributed by the Depository Trust Company's ("DTC") electronic system to those DTC participants holding rights in the Notes according to the DTC's records.

A Noteholder that does not receive the abovementioned documents by such means can obtain them at the Company's Office by contacting Mr. Shlomo Migdal Tel:
972-3-9001459 Fax: 972-3-9001010 email: smigdal@013barak.net.il.



Date: 17.10.2005



This Notice is being provided by Shlomo Migdal, 013 Barak.